  As filed with the Securities and Exchange Commission on July 24, 2001

                                                     Registration No. 333-60724

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 3

                                      to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                TRIMERIS, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                             56-1808663
   (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)            Identification Number)

                       4727 University Drive, Suite 100
                         Durham, North Carolina 27707
                                (919) 419-6050
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Dr. Dani P. Bolognesi
             Chief Executive Officer and Chief Scientific Officer
                       4727 University Drive, Suite 100
                         Durham, North Carolina 27707
                                (919) 419-6050
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                With a copy to:
                             John B. Watkins, Esq.
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C. 20037
                                (202) 663-6000
                                ---------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell these securities until the registration +
+statement filed with the Securities and Exchange Commission is declared       +
+effective. This prospectus is not an offer to sell these securities and it is + +not soliciting an offer to buy these securities in any state where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to completion, dated July 24, 2001


PROSPECTUS

                                1,395,609 SHARES

                                     [LOGO]


                                  COMMON STOCK

                                  -----------

  This prospectus relates solely to the resale of up to an aggregate of 1,395,609 shares of common stock of Trimeris, Inc. that we sold to the selling stockholders listed on pages 16-17 of this prospectus on May 10, 2001 in a private placement. The selling stockholders may sell the shares at market prices prevailing at the time of sale or at negotiated prices.

  We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We have agreed to bear the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of these shares of common stock.

  Our common stock is traded on The Nasdaq National Market under the symbol "TRMS." On July 23, 2001, the closing price for the common stock as reported by Nasdaq was $38.87 per share.


  Investing in our common stock involves risks. See "Risk Factors" starting on page 5.

                                  -----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                The date of this prospectus is          , 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Trimeris...................................................................   1


Risk Factors...............................................................   5


Use of Proceeds............................................................  16


Selling Stockholders.......................................................  16


Plan of Distribution.......................................................  18


Legal Matters..............................................................  19


Experts....................................................................  20


Where You Can Find More Information........................................  20

                                    TRIMERIS

   We are engaged in the discovery and development of a new class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors impair viral fusion, a complex process by which viruses attach to and penetrate host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, our drug candidates under development offer a novel mechanism of action with the potential to treat many serious viral diseases.

   We are a development stage company that has sustained operating losses since our inception, and we expect these losses to continue. As of March 31, 2001, our accumulated deficit since beginning our operations in January 1993, was approximately $133.8 million. We have invested a significant portion of our time and financial resources in the development of T-20, our lead drug candidate. If we are unable to commercialize T-20, our business will be significantly harmed. In addition, we are engaged in segments of the biopharmaceutical industry that are intensely competitive and change rapidly.

                              Our Drug Candidates

   Our most advanced drug candidates, T-20 and T-1249, are for the treatment of human immunodeficiency virus--type I, or HIV. T-20 is our first generation fusion inhibitor which prevents HIV from entering and infecting cells. T-1249 is our second generation fusion inhibitor for the HIV virus. T-1249 is in an earlier stage of development than T-20, but is part of the same class of drug treatments, fusion inhibitors. The history of HIV treatment has demonstrated that the existence of multiple drugs within a drug treatment class allows for a variety of drug combinations and may help improve patient treatment. We believe that multiple types of anti-HIV fusion inhibitors may enhance HIV therapy by providing an even broader range of treatment options than a single fusion inhibitor would allow.

   Human pharmaceutical products, including our drug candidates, are subject to lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the United States Food and Drug Administration, or FDA, and foreign regulatory authorities. Clinical trials involve testing investigational drugs on healthy volunteers or on infected patients under the supervision of a qualified principal investigator. These trials typically are conducted in three sequential phases, although the phases may overlap with one another.

  . Phase I clinical trials involve giving an investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with a targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety. This includes testing for dose tolerance and analyzing how the drug behaves in the body, including analyzing absorption, metabolism, excretion, clinical pharmacokinetics, or the amount of drug present in a patient's bloodstream, and biodistribution, or measuring how a drug is distributed in tissues and organs.

  . Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the effectiveness of the drug for the specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

  . Phase III clinical trials are initiated to establish further clinical safety and effectiveness of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all labeling for promotion and use.

   The results of the research and development, manufacturing analysis, preclinical testing, clinical trials and related information are submitted to the FDA in the form of a New Drug Application, or NDA, for approval of the marketing and shipment of the drug.

   T-20. To date, we have tested T-20 in more than 200 patients, with the longest duration of treatment exceeding approximately two years. These studies suggest that T-20 is well-tolerated and has potent antiviral activity, as demonstrated in the TRI-003 trial by a maximum reduction of approximately 40-fold in the number of copies of the HIV virus present in the patient's bloodstream after 14 days of dosing with T-20. A 40-fold reduction means that the number of copies of the HIV virus circulating in the patient's bloodstream was reduced by 97.5%, or to 2.5% of the original number. The most common adverse event reported in our clinical trials of T-20 has been mild to moderate local skin irritations at the site of injection, or injection site reactions.

   We currently have two ongoing Phase II clinical trials with respect to T-20, T20-208 and T20-210, for which we have not yet collected clinically relevant data and we recently initiated two Phase III clinical trials. We plan to commence additional Phase II or Phase III trials for T-20 throughout 2001. T-20 has received "fast track" designation by the FDA for the treatment of HIV. Fast track designation is granted to products that may provide a significant improvement in the safety or effectiveness of the treatment for a serious or life-threatening disease, and this designation is intended to expedite the drug development process.

   In February 2001, we presented 16 week interim data from T20-206, a 71 patient, dose comparison Phase II trial for T-20, and interim data from T20-204, a 12 patient pediatric Phase I/II trial for T-20. Patients in T20-206 were randomly separated into four treatment groups, with the control group receiving a potent, or very strong, background regimen consisting of four different, currently-approved anti-HIV drugs--abacavir, amprenavir, efavirenz, and ritonavir. The conventional approach to treating HIV, as represented by these four drugs, has been to lower viral loads, or the amount of HIV virus present in the bloodstream, by using drugs that inhibit the viral enzymes necessary for HIV to replicate. We designed T20-206 so that patients may receive these other currently-approved drugs, in what is commonly referred to as a background regimen, in addition to T-20. The remaining three treatment groups are receiving various dosage levels of T-20 by twice daily injections under the skin, along with the background regimen. At 16 weeks, the median reduction of viral load in the patient's blood from the viral load at the beginning of the trial, commonly referred to as baseline viral load, for all patients across the three T-20 treatment groups was 99.9%, compared to a median reduction of 99.3% for the control group.

   In T20-204, 12 pediatric patients were randomly assigned to two treatment groups to receive T-20 at different dosage levels in combination with a background regimen of other anti-HIV drugs. At eight weeks, this trial showed that T-20 was well-tolerated by children and that children receiving the higher dose experienced a ten-fold reduction in viral load from baseline viral load. A ten-fold reduction in viral load from baseline viral load means that the number of copies of the HIV virus circulating in the patient's bloodstream was reduced by 90%, to one-tenth of the original number.

   In November 2000, we began enrolling patients in a multi-center Phase III clinical trial, T20-301, in North America, Mexico and Brazil. T20-301 is a 48 week study which will enroll up to 525 HIV-infected patients with a planned interim analysis at 24 weeks. In this trial, patients are randomly assigned to receive either T-20 plus an optimized background regimen of anti-HIV drugs, or an optimized regimen of anti-HIV drugs without T-20. For each patient, the optimized regimen will be a combination of other anti-HIV drugs individually determined for that patient based on the genotypic and phenotypic analysis of the HIV virus in that patient's blood. A genotypic resistance analysis involves examination of the genetic sequence of the strains of virus present in the sample. A phenotypic resistance analysis involves an assessment of the ability of a drug to block infection caused by strains of a virus grown in culture. T-20 will be administered by twice daily injections under the skin, delivering 90 milligrams of T-20 each, using the formulation tested in our ongoing Phase II trial, T20-208. In T20-208, analysis of the highest dose group indicated that a patient received a delivered dose of 90 milligrams of T-20 per dose. In January 2001, we also began enrolling patients in T20-302, a multi-center Phase III clinical trial with a protocol, or trial design, similar to T20-301. This trial will enroll up to 525 HIV-infected patients in Western Europe and Australia.

   T-1249. Our second generation fusion inhibitor for HIV is T-1249. T-1249 has demonstrated potent, or strong, HIV suppression in culture, commonly referred to as in vitro, and is highly active against a wide range of HIV strains in vitro, including strains resistant to T-20. HIV is prone to genetic mutations that produce strains of HIV that are resistant to currently-approved anti-HIV therapies. Resistance occurs because viruses make trillions of copies of themselves and some copies will contain mutations in their genetic material. Mutations that confer a selective advantage, such as drug resistance, will enable mutant viruses to replicate even in the presence of an active drug. As a result, these mutants, while initially found in low frequency, can become the predominant strain in an infected patient undergoing drug therapy and can be transmitted to other individuals. Generally, an HIV virus that is resistant to one drug within a drug treatment class is likely to become resistant to the entire drug treatment class, a phenomenon known as cross-resistance. Attempts to reestablish suppression of HIV viral load by substituting different anti-HIV combinations from the same drug treatment class often fail because of cross-resistance. Studies suggest that currently, 10% to 20% of newly-infected HIV patients are infected with a strain of HIV that is resistant to at least one currently-approved anti-HIV drug.

   Despite the fact that T-20 and T-1249 are members of the same class of fusion inhibitors and have a similar mechanism of action, T-1249 appears to have a different resistance profile than T-20, meaning that types of viruses that have demonstrated the ability to become resistant to T-20 have not demonstrated the ability to become resistant to T-1249. In addition, T-1249 has enhanced pharmacokinetic properties compared to T-20, which means T-1249 remains at higher levels in the bloodstream compared to T-20. We believe that this should permit T-1249 to be administered only once daily. T-1249 has also received "fast track" designation by the FDA for the treatment of HIV.

   In February 2001, we presented two week interim data from T1249-101, an ongoing Phase I/II trial of T-1249 administered alone and not in combination with any other anti-HIV drugs. This trial evaluates the safety and preliminary antiviral activity of T-1249 in 72 HIV-infected adults, substantially all of whom had previously received other anti-HIV drugs. Data from this trial suggest that T-1249 was well-tolerated over the 14-day period and produced dose-related decreases in HIV viral load. As a result of this data, we have amended the trial design to continue this trial at increasing doses of T-1249.

   We have entered into an agreement with F. Hoffmann-La Roche Ltd, or Roche, to develop and market T-20 and T-1249 worldwide. Our agreement with Roche grants them an exclusive, worldwide license for T-20 and T-1249 and certain other compounds. Roche may terminate its license as a whole or for a particular country or countries in its sole discretion with advance notice. We will share development expenses and profits for T-20 and T-1249 in the United States and Canada equally with Roche. Outside of these two countries, Roche will fund all development costs and pay us royalties on net sales of T-20 and T-1249 for a specified term. In addition, Roche has agreed to pay us up to $68 million in upfront and milestone payments, of which we have received $12 million as of the date of this prospectus.

   We have also entered into a research agreement with Roche to discover, develop and commercialize anti-HIV fusion inhibitor peptides. We will share equally the worldwide research, development and commercialization expenses and profits from the worldwide sales of anti-HIV fusion inhibitor peptides discovered after July 1, 1999. Our agreement with Roche grants them an exclusive, worldwide license for these peptides. Either party may terminate the agreement as a whole or for a particular drug, country or countries in its sole discretion with advance notice. The agreement expires in January 2003 and is renewable thereafter on an annual basis.

   We have transferred the manufacturing process for the amounts of T-20 required in our clinical trials to four third party contract manufacturers, including Roche. We have selected Roche's manufacturing facility to manufacture the quantities of bulk drug substance of T-20 we will need if we are successful in commercializing T-20, and we are in the process of selecting a third party to produce the finished drug product from such bulk drug substance.

   We are also currently pursuing research programs to develop fusion inhibitors that target respiratory syncytial virus, commonly known as RSV.

   Our principal executive office is located at 4727 University Drive, Durham, North Carolina 27707, and our telephone number is (919) 419-6050. As used in this prospectus, "we," "us," "our," the "Company" and "Trimeris" refer to Trimeris, Inc.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

We are a development stage company that has sustained operating losses since our inception, and we expect these losses to continue. We may never develop any drugs that achieve commercial viability.

   As of March 31, 2001, our accumulated deficit since beginning our operations in January 1993 was approximately $133.8 million. We had net losses of approximately $19.7 million in 1998, approximately $22.2 million in 1999, approximately $50.9 million in 2000 and approximately $11.7 million in the first quarter of 2001. Since inception, we have spent our funds on our drug development efforts, relating primarily to the development of T-20 and T-1249. We expect that we will incur substantial losses for the foreseeable future and that these losses will increase significantly as we expand our research and development, preclinical testing, clinical trial and regulatory approval efforts and begin anticipated commercialization of T-20. We have not yet generated any revenues from product sales or royalties. We may not ever be able to generate any product revenues or royalties or become profitable if we do generate any revenues or royalties.

If we cannot raise additional funds in the future, our ability to develop our drug candidates will suffer.

   The private placement of common stock that we completed in May 2001, raised net proceeds of approximately $43.4 million. Barring unforeseen developments, we anticipate that our existing capital resources will fund our capital requirements through the middle of 2002. Because we do not expect to have an approved and marketable drug generating revenues at that time, we will require substantial additional funds after that time. If we do not obtain such financing, we will be required to delay, scale back or eliminate some of our planned preclinical testing, clinical trials, research and development programs and pre-marketing activities. We anticipate that our expenditures will increase as a result of the ongoing costs of our Phase III clinical trials, which are generally larger and more expensive than the Phase I and Phase II clinical trials we have conducted to date, the anticipated preparation and submission of an NDA to the FDA following receipt of data from our Phase III clinical trials, and the costs of pre-marketing activities that will need to be undertaken in anticipation of the commercialization of T-20. During the year ended December 31, 2000, we used net cash of approximately $24.8 million for operations, including research and development, and net cash of approximately $52.2 million for investing activities.

   We have financed our activities primarily through public offerings and private placements of our common stock and we expect to continue to rely primarily on sales of our equity securities to finance our activities for the foreseeable future. We may have difficulty raising funds by selling equity in the future. Our access to capital could be limited if we do not achieve continued progress in our research and development programs and our preclinical testing and clinical trials, and could be limited by overall market conditions. The public capital markets in which our common stock trades have been volatile and the general ability of companies to obtain additional equity financing has become more difficult thus far in 2001 compared to 2000.

Any additional financing we obtain may result in dilution to our stockholders, restrictions on our operating flexibility, or the transfer of particular rights to technologies or drug candidates.

   Although we have no specific plans to raise additional funds at the current time, we may raise additional funds in the future through equity or debt financings. If we raise funds by selling equity, we may dilute our stockholders' interest in us. Any debt financings may contain restrictive terms that would limit our operating flexibility. Additionally or alternatively, we may have to obtain funds through arrangements with collaborative partners. These partners may require us to relinquish rights to our technologies or drug candidates. Any of these forms of financing could materially and adversely affect our business and financial condition.

If we are unable to commercialize T-20, our lead drug candidate, our business will be materially harmed.

   We have invested a significant portion of our time and financial resources since our inception in the development of T-20. T-20 is our lead drug candidate and is our only drug candidate for which we have completed Phase II clinical trials and initiated Phase III clinical trials as of the date of this prospectus. Our other drug candidate in clinical trials, T-1249, is at an earlier stage of clinical trials. We anticipate that for the foreseeable future, our ability to generate revenues and profits, if any, will depend solely on the successful commercialization of T-20. Commercialization of T-20 will require success in our clinical trials, regulatory approval and the ability to have sufficient commercial quantities of T-20 manufactured on a cost-effective basis with the requisite quality. We cannot assure you that we will be able to commercialize T-20 or any other drug candidate.

If our clinical trials are delayed or achieve unfavorable results, we may never obtain regulatory approval for our drugs or generate any revenues.

   In order to obtain the regulatory approvals necessary to sell a drug candidate commercially, we must demonstrate to the FDA and other applicable United States and foreign regulatory authorities that the drug candidate is safe and effective for use in humans for each target indication. We attempt to demonstrate this through a lengthy and complex process of preclinical testing and clinical trials, which typically takes a number of years. Delays or unanticipated increases in costs of clinical development, or failure to obtain regulatory approval or market acceptance for any of our drug candidates, could materially and adversely affect our financial condition and operating results.

   We have not yet submitted any of our drug candidates to the FDA or any other regulatory authority for approval of commercialization. To date:

  . we have completed initial preclinical testing of T-20 and T-1249;

  . we have completed collecting clinically relevant data with respect to two
    Phase I/II clinical trials of T-20 and three Phase II clinical trials of T-20;

  . we are continuing two Phase II clinical trials of T-20 from which we currently anticipate completing the collection of clinically relevant data in late 2001;

  . we have commenced a Phase I/II clinical trial of T-1249, from which we currently anticipate completing the collection of clinically relevant data in 2002; and

  . we have commenced two Phase III clinical trials for T-20, one in the United States and one internationally, and we currently anticipate collecting clinically relevant data from these clinical trials in the first half of 2002 sufficient to support submission of an NDA to the FDA.

   Because these clinical trials to date have been limited to a relatively small number of patients, we cannot assure you that the results of these early clinical trials will support further clinical trials of T-20 or T-1249. We may not be able to demonstrate that potential drug candidates that appeared promising in preclinical testing and early clinical trials will be safe or effective in advanced clinical trials that involve larger numbers of patients. We also cannot assure you that the results of the clinical trials we have conducted and still intend to conduct will support our applications for regulatory approval. In particular, if the results of the Phase III trials we are currently conducting for T-20 do not demonstrate the safety and effectiveness of T-20 to the satisfaction of the FDA or foreign regulatory authorities, we will be unable to commercialize T-20. Even if we obtain regulatory approval for T-20, the results of these Phase III trials may indicate that T-20 is less safe or effective than expected, and any such approval may limit the indicated uses for which T-20 may be marketed.

   We may be required to redesign, delay or cancel our preclinical testing and clinical trials for some or all of the following reasons, any of which may adversely affect our results of operations:

  . unanticipated, adverse or ambiguous results from our preclinical testing or clinical trials;

  . change in the focus of our collaborative partner, Roche;

  . undesirable side effects that delay or extend the trials;

  . our inability to locate, recruit and qualify a sufficient number of patients for our trials;

  . difficulties in manufacturing sufficient quantities at the requisite quality of the particular drug candidate or any other components needed for our preclinical testing or clinical trials;

  . regulatory delays or other regulatory actions;

  . change in the focus of our development efforts; and

  . reevaluation of our clinical development strategy.

   In addition, due to uncertainties inherent in the clinical development process, we may underestimate the costs associated with clinical development of T-20 or T-1249.

If sufficient amounts of our drug candidates cannot be manufactured on a cost-effective basis or we cannot obtain the quantities of raw materials required to manufacture our drug candidates, our financial condition and results of operations will be materially and adversely affected.

   T-20 and T-1249 are peptide-based therapeutics, which are drug treatments made from long chains of proteins called peptides, which in turn are composed of molecular building blocks called amino acids. T-20 is a large peptide composed of a precise 36 amino acid sequence. Large peptides are difficult and expensive to manufacture because the process of creating commercial quantities of a large peptide is lengthy and complicated. For example, we believe that, using traditional peptide synthesis methods, the process of creating a commercial quantity of T-20 could take more than a year, although to our knowledge no one has attempted to create such a quantity of peptides using traditional peptide synthesis methods. The novel process we and our third-party manufacturers are currently using to manufacture T-20 and intend to use to manufacture T-1249 requires approximately five months to complete and is extremely complicated, requiring over 100 separate, precisely controlled chemical reactions. As a result of this novel and complex manufacturing process, we may encounter unexpected difficulties or expense in manufacturing T-20 and T-1249. We may not be able to manufacture T-20 or T-1249 on a large-scale or cost-effective basis, or develop an alternate, more efficient manufacturing method for T-20, T-1249 or any future peptide drug candidates. Commercial production of T-20 and T-1249 will also require raw materials, including highly specialized amino acids, in amounts substantially greater than those required at our current stage of development. We may not be able to obtain these materials in sufficient quantities, quality or on a cost-effective basis to support the commercial manufacture of T-20 or T-1249.

   In addition, the FDA must approve the facilities that will be used to manufacture commercial quantities of T-20 and T-1249 before commencement of commercial sales. Moreover, although we are in the process of developing alternate manufacturing plans in the event our intended manufacturing plan generates insufficient supplies of T-20 and T-1249, we do not have an alternate manufacturing plan in place at this time and it would take a significant amount of time to arrange for alternative sources of supply. We do not have insurance to cover any shortages or other problems in the manufacturing of our drug candidates. If we are unable to manufacture sufficient amounts of T-20 or T-1249 on a cost-effective basis, obtain the necessary quantities of raw materials or obtain the required FDA approvals, our financial condition and results of operations will be materially and adversely affected.

If Roche does not meet its contractual obligations to us, our research and development efforts and the regulatory approval and commercialization of our drug candidates could be delayed or otherwise materially and adversely affected.

   As described in more detail in the section of this prospectus titled "Trimeris," we have entered into an agreement with Roche to develop and market T-20 and T-1249 worldwide, manufacture clinical and commercial quantities of T-20 and help conduct our clinical trials of T-20 and T-1249. In addition to sharing with us the development expenses and profits for T-20 and T-1249 in the United States and Canada and paying us royalties on net sales of T-20 and T-1249 outside of those countries, Roche has agreed to pay us up to $68 million in upfront and milestone payments, of which we have received $12 million as of the date of this prospectus. In addition, we have entered into a research agreement with Roche to discover, develop and commercialize anti-HIV fusion inhibitor peptides. Our reliance on Roche in connection with these activities poses a number of risks, including the following:

  . Roche has the right to terminate our development and license agreement, including its marketing provisions, or the research agreement, in each case as a whole or with respect to any particular country or countries, at any time and from time to time in its sole discretion, even though we have a joint management committee consisting of members of Roche and Trimeris that oversees the strategy for our collaboration and research;

  . Roche may not devote sufficient resources to the research, development or marketing of our drugs;

  . Roche may not devote sufficient resources to manufacture T-20 in commercial quantities on a cost-effective basis and with the requisite quality;

  . disagreements with Roche could lead to delays in or termination of the research, development or commercialization of our drugs, or result in litigation or arbitration;

  . Roche may choose to devote fewer resources to the research, development and marketing of our drugs than it does to drugs of its own development, or may choose to compete with us by seeking, on its own or in collaboration with our competitors, alternate means of developing drug therapies for the diseases we have targeted; and

  . disputes may arise in the future with respect to the ownership of rights to technology developed with Roche.

   If any of the foregoing occurs or if Roche otherwise fails to fulfill any of its obligations to us in accordance with our agreements, our research and development efforts and clinical trials, and the regulatory approval and commercialization of our drug candidates, could be delayed or otherwise materially and adversely affected.

   We also may rely from time to time on the services of other third parties in connection with our research and development and clinical trial activities, including contract research organizations, manufacturers who produce clinical amounts of our drug candidates, licensors, collaborators and others. The failure of any of these persons to perform their obligations as agreed may also delay and otherwise adversely affect our research and development, clinical trial activities and regulatory approval of our drug candidates.

If we cannot maintain commercial manufacturing arrangements with third parties on acceptable terms, or if these third parties do not perform as agreed, the commercial development of our drug candidates could be delayed or otherwise materially and adversely affected.

   We have selected Roche to manufacture commercial quantities of the bulk drug substance of T-20 in the event that we successfully commercialize T-20, and we are in the process of selecting another third party to produce the finished drug product from such bulk drug substance. The manufacture of pharmaceutical products requires significant expertise and capital investment. Third-party manufacturers of pharmaceutical products often encounter difficulties in scaling up production, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA regulations, production costs, and development of advanced manufacturing techniques and process controls. Our third-party manufacturers, including Roche, may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce and market our drug candidates. The number of third-party manufacturers with the expertise and facilities to manufacture bulk drug substance of T-20 on a commercial scale, using the manufacturing method described above, is extremely limited. We also intend to have additional third-party manufacturers produce the finished drug product from the bulk drug substance of T-20, by employing a process involving lyophilization, or freeze-drying. A limited number of third-party manufacturers have the capability to produce a finished drug product on a commercial scale through a process involving lyophilization. If our third-party manufacturers, including Roche, fail to deliver the required commercial quantities of bulk drug substance or finished drug product on a timely basis and at commercially reasonable prices, and we fail to promptly find one or more replacement manufacturers or develop our own manufacturing capabilities at a substantially equivalent cost and on a timely basis, the commercial development of our drug candidates could be delayed or otherwise materially and adversely affected.

Our business is based on a novel technology called fusion inhibition, and unexpected side effects or other characteristics of this technology may delay or otherwise adversely affect the development, regulatory approval and/or commercialization of our drug candidates.

   The technology platform underlying our drug development program is novel because it is designed to discover drug candidates that treat viral infection by preventing the virus from fusing to and entering host cells that viruses use to reproduce themselves. The conventional approach to treating HIV, as represented by all currently-marketed anti-HIV drugs, is to inhibit specific viral enzymes that are necessary for HIV to replicate. We are not aware of any other approved anti-HIV pharmaceutical products that target the inhibition of viral fusion. As a result, existing preclinical and clinical data on the safety and efficacy of this technology are very limited. Although the most common adverse side effect reported with respect to T-20 to date has been mild to moderate local skin irritations at the site of injection, or injection site reactions, we may discover other unacceptable side effects during or after preclinical and clinical testing of our drug candidates, including side effects that may only become apparent after long-term exposure. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval and/or commercialization of our drug candidates.

Even if we are successful in developing a commercially viable drug, in order to become profitable we will need to maintain arrangements with third parties for the sale, marketing and distribution of our drug candidates or expend significant resources to develop these capabilities.

   We have no experience in sales, marketing or distribution of pharmaceuticals. To the extent we successfully commercialize T-20 and/or T-1249, we currently plan to rely on Roche for the sales, marketing and distribution of these drug candidates, in accordance with the marketing terms contained in our development and license agreement with Roche. Roche may terminate this agreement at any time with advance notice. If Roche failed to market our drug candidates adequately and we were unable to reach agreement with one or more other marketing partners, we would be required to develop internal sales, marketing and distribution capabilities. We may not be able to establish cost-effective sales, marketing or distribution capabilities or make arrangements with third parties to perform these activities on acceptable terms on a timely basis, if at all. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

   Any sales, marketing or distribution arrangements we establish with other parties, including our agreement with Roche, may give those parties significant control over important aspects of the commercialization of our drugs, including:

  . market identification;

  . marketing methods;

  . pricing;

  . drug positioning;

  . composition of sales force; and

  . promotional activities.

   We may not be able to control the amount or timing of resources that Roche or any third party may devote to our drugs.

The HIV virus is likely to develop resistance to some of our drug candidates, which could adversely affect demand for those drug candidates and harm our competitive position.

   As discussed in the section of this prospectus titled "Trimeris," HIV is prone to genetic mutations that can produce strains of HIV resistant to particular drug treatments. HIV has developed resistance, in varying degrees, to each of the currently approved anti-HIV drug treatments. As a result, combination therapy, or the prescribed use of three or more anti-HIV drugs, has become the preferred method of treatment for HIV-infected patients, because in combination these drugs may prove effective against strains of the HIV virus that have become resistant to one or more drugs in the combination. In the clinical trials we have conducted to date, the HIV virus has demonstrated the ability to develop resistance to T-20, as it has with respect to all other currently-marketed anti-HIV drugs. If the HIV virus in a short time period develops resistance to any of our drug candidates when used in combination therapy, it would adversely affect demand for those drug candidates and harm our competitive position.

Our stock price is highly volatile, and you may not be able to sell our shares at or above the price you pay to acquire our shares.

   Our stock price has fluctuated substantially since our initial public offering in October 1997. The equity securities of many companies, including equity securities of many other biotechnology and pharmaceutical companies, have experienced extreme fluctuations in trading price and volume in recent months. Often, these fluctuations are unrelated to the companies' operating performance. Our common stock may not trade at the same levels as other biotechnology or pharmaceutical stocks, and biotechnology and pharmaceutical stocks in general may not sustain their current market prices. Any or all of the following could cause the market price of our common stock to fluctuate significantly after this offering:

  . changes in financial estimates or investment recommendations for us or our industry by securities analysts;

  . failure to meet clinical expectations of securities analysts or investors;

  . quarterly variations in our operating results, especially operating results that fall short of analysts' or investors' expectations in any given period;

  . market conditions in the biotechnology or pharmaceutical market or in the economy as a whole;

  . announcements by us or our competitors of new products, services, acquisitions or strategic relationships;

  . departures of key personnel;

  . changes in business or regulatory conditions; and

  . the trading volume of our common stock.

We depend on patents and proprietary rights, which may offer only limited protection against infringement. If we are unable to protect our patents and proprietary rights, our assets and business could be materially harmed.

   Our success depends in part on our ability and the ability of our licensors to obtain, maintain and enforce patents and other proprietary rights for our drugs and technologies. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and surrounded by a great deal of uncertainty. Accordingly, we cannot assure you that our pending patent applications will result in issued patents. Because U.S. patent applications may be maintained in secrecy until a patent issues, we cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology.

   Other companies, universities and research institutions have or may obtain patents and patent applications that could limit our ability to use, manufacture, market or sell our drug candidates or impair our competitive position. As a result, we may have to obtain licenses from other parties before we could continue using, manufacturing, marketing or selling our potential drugs. Those licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to market our potential drugs at all or we may encounter significant delays in drug development while we redesign potentially infringing drugs or methods.

   In addition, although we own and exclusively license 17 issued United States patents, 24 pending United States patent applications, and corresponding foreign patents and patent applications, including issued patents and patent applications relating to T-20 and T-1249, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and/or if the patents are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented technologies without paying licensing fees or royalties to us.

   Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or may refuse to stop the other party from using the technology at issue on the grounds that its technology is not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

   Recently, several generic drug-makers in countries such as India have offered to sell HIV drugs currently protected under United States patents to patients in Africa at prices significantly below those offered by the drugs' patent holders in other countries. There is a risk that these drugs produced by the generic drug-makers could be illegally imported into the United States and other countries at prices below those charged by the drugs' patent holders. If any of these actions occur with respect to our drugs, it could limit the amount we could charge for our drugs.

   In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

   The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and market price of our stock.

We are subject to extensive and complex government regulation, including regulation by the FDA, which can entail significant costs and could delay, limit or prevent commercialization of our drug candidates.

   Our research and development activities, and the testing, development, manufacturing and commercialization of our drug candidates are subject to regulation by numerous governmental authorities in the United States and, to the extent that we may be engaged in activities outside of the United States, in other countries. In addition to proving to these authorities the safety and efficacy of our drug candidates through the clinical trial process, we must also prove that we and our clinical testing and manufacturing partners maintain good laboratory, clinical and manufacturing practices. In addition, the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other domestic and foreign statutes and regulations govern or affect the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of substances such as our drug candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with applicable requirements can result in criminal prosecution and fines, recall or seizure of drugs, total or partial suspension of production, refusal of the government to approve product license applications, prohibitions or limitations on the commercial sale of drugs or refusal to allow us to enter into supply contracts. The FDA also has the authority to revoke product licenses and establishment licenses that it has previously granted. In addition, if compliance with these regulations proves more costly than anticipated, our financial condition and results of operations could be materially and adversely affected. We do not separately track as an accounting item the amounts we spend to comply with regulatory requirements, but the majority of our activities and expenditures to date, including our preclinical and clinical trial activities and expenditures, have been undertaken directly or indirectly in order to comply with applicable governmental regulations. Although it is impossible to predict with any degree of certainty the outcome of the regulatory approval process for our drugs, we believe that we currently are in compliance with applicable statutes, rules and regulations governing our research and development activities.

   A number of reasons, including those set forth below, may delay our regulatory submissions or cause us to cancel plans to submit proposed drug candidates for approval:

  . unanticipated preclinical testing or clinical trial reports;

  . changes in regulations, or the adoption of new regulations;

  . unanticipated enforcement of existing regulations;

  . unexpected technological developments; and

  . developments by our competitors.

We face intense competition in our efforts to develop commercially successful drugs in the biopharmaceutical industry. If we are unable to compete successfully, our business will suffer.

   We are engaged in segments of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and change rapidly. We expect that new developments in the areas in which we are conducting our research and development will continue at a rapid pace in both industry and academia.

   If we successfully develop our drug candidates and gain regulatory approval for those drugs, they will compete with numerous existing therapies, as well as a significant number of drugs that are currently under development and will become available in the future for the treatment of HIV. For example:

  . At least 17 anti-HIV drugs are currently approved in the United States for the treatment of HIV, including drugs produced by GlaxoSmithKline, DuPont Pharmaceuticals, Merck, Roche and Abbott Laboratories. None of these currently-approved drugs are viral fusion inhibitors.

  . We believe that other companies may be currently engaged in research efforts to develop viral fusion inhibitors. To our knowledge, none of these potentially competing drug candidates have entered human clinical trials.

  . Several companies, including Progenics Pharmaceuticals, Pfizer and Aronex
    Pharmaceuticals, are in early stage human clinical trials with anti-HIV drug candidates that target viral processes different from those targeted by currently approved anti-HIV drugs, and different from the viral fusion process that our drug candidates target.

   We expect to face intense and increasing competition in the future as these new drugs enter the market and advanced technologies become available. Even if we are able to successfully develop T-20 or T-1249 and either drug candidate receives regulatory approval, we cannot assure you that existing or new drugs for the treatment of HIV developed by our competitors will not be more effective, less expensive or more effectively marketed and sold, than T-20, T-1249 or any other drug treatment for HIV that we may develop.

   Many of our competitors have significantly greater financial, technical, human and other resources than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. For example, Progenics Pharmaceuticals has entered into a collaborative agreement with Roche for the development of its anti-HIV technology platform. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the value of their inventions and are more actively seeking to commercialize the technology they have developed.

Our drugs may not achieve market acceptance.

   T-20 and T-1249 are peptides and are delivered once or twice daily by injection under the skin. All of the currently approved drug treatments for HIV are delivered orally. Even if T-20 or T-1249 receives regulatory approval, patients and physicians may not readily accept daily injections of an anti-HIV drug treatment, which would limit their acceptance in the market.

   Peptides are also expensive to manufacture, which could result in prices for T-20 and T-1249 that are above prices of currently approved anti-HIV drug treatments. Even if T-20 or T-1249 receives regulatory approval, physicians may not readily prescribe T-20 or T-1249, due to cost-benefit considerations when compared with other anti-HIV drug treatments. In addition, higher prices could also limit our ability to receive reimbursement coverage for our drugs from third-party payors, such as private or government insurance programs.

Uncertainty relating to third-party reimbursement and health care reform measures could limit the amount we will be able to charge for our drugs and adversely affect our results of operations.

   In the United States and elsewhere, sales of prescription drugs depend, in part, on the consumer's ability to obtain reimbursement for the cost of the drugs from third-party payors, such as private and government insurance programs. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. Because of the high cost of the treatment of HIV, many state legislatures are also reassessing reimbursement policies for this therapy. If third-party payor reimbursements for any drugs we commercialize are not available or are not available at a level that will allow us or our potential collaborative partners to sell these drugs on a competitive basis, our results of operations will be materially and adversely affected. In addition, an increasing emphasis in the United States on the reduction of the overall costs of health care through managed care has increased and will continue to increase the pressure to reduce the prices of pharmaceutical products. The announcement and/or adoption of these types of proposals or efforts could also materially and adversely affect our business, since the amount of revenues that we may potentially be able to generate in the future for any products we may commercialize could affect an investor's decision to invest in us, the amount of funds we decide to spend now on our development and clinical trial efforts, and/or our decision to seek regulatory approval for certain product candidates.

   Recently, several major pharmaceutical companies have offered to sell their HIV drugs at or below cost to certain countries in Africa, which could adversely affect the reimbursement climate, and the prices that may be charged, for HIV medications in the United States and the rest of the world. Third-party payors could exert pressure for price reductions in the United States and the rest of the world based on these offers to Africa. This price pressure could limit the amount that we would be able to charge for our drugs.

If an accident or injury involving hazardous materials occurs, we could incur fines or liability, which could materially and adversely affect our business and our reputation.

   In our drug development programs, we use hazardous materials, including chemicals, radioactive compounds and infectious disease agents, such as viruses and HIV-infected blood. We believe that our handling and disposal of these materials comply with the standards prescribed by state and federal regulations, but we cannot completely eliminate the risk of contamination or injury from these materials. If there were such a contamination, injury or other accident, we could be held liable for any damages or penalized with fines. Although our general liability insurance coverage may cover some of these liabilities, the amount of the liability and fines could exceed our resources. We currently maintain general liability insurance coverage in the amount of approximately $1 million per occurrence and $2 million in the aggregate.

If the testing or use of our drug candidates harms people, we could face costly and damaging product liability claims far in excess of our liability and indemnification coverage.

   Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products, such as undesirable side effects or injury during clinical trials. In addition, the use in our clinical trials of drugs that we or our potential collaborators may develop and the subsequent sale of these drugs by us or our potential collaborators may cause us to bear a portion of product liability risks relating to these drugs.

   We have obtained an advanced medical technology policy which includes limited product liability insurance coverage for our clinical trials in the amount of $5 million per occurrence and $5 million in the aggregate. However, insurance coverage is becoming increasingly expensive and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against potential liabilities. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for drug candidates in development, but we cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our collaborators or licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage, or indemnification payments, that may be obtained by us could have a material adverse effect on our financial condition.

Our quarterly operating results are subject to fluctuations. If our operating results for a particular period deviate from the levels expected by securities analysts and investors, it could adversely affect the market price of our common stock.

   Our operating results are likely to fluctuate over time, due to a number of factors, many of which are outside of our control. Some of these factors include:

  .  the status and progress of our collaborative agreement with Roche;

  .  the status of our research and development activities;

  . the progress of our drug candidates through preclinical testing and clinical trials;

  .  the timing of regulatory actions;

  . our ability to establish manufacturing, sales, marketing and distribution capabilities, either internally or through relationships with third parties;

  .  technological and other changes in the competitive landscape;

  . changes in our existing or future research and development relationships and strategic alliances; and

  .  the commercial viability of our drug candidates.

   As a result, we believe that comparing financial results for one period against another period is not necessarily meaningful, and you should not rely on our results of operations in prior periods as an indication of our future performance. If our results of operations for a period deviate from the levels expected by securities analysts and investors, it could adversely affect the market price of our common stock.

If we lose any of our executive management or other key employees, we will have difficulty replacing them. If we cannot attract and retain qualified personnel on acceptable terms, the development of our drug candidates and our financial position may suffer.

   Because our business is very science-oriented and relies considerably on individual skill and experience in the research, development and testing of our drug candidates, we depend heavily on members of our senior management and scientific staff, including Dani P. Bolognesi, Ph.D., our Chief Executive Officer and Chief Scientific Officer. We have entered into employment agreements with Dr. Bolognesi, M. Nixon Ellis, Ph.D., our Executive Vice President and Chief Business Officer, and Robert R. Bonczek, our Chief Financial Officer and General Counsel. Unless earlier terminated in accordance with their terms, our employment agreements with each of Dr. Bolognesi, Dr. Ellis and Mr. Bonczek, respectively, will be up for renewal in April 2003, March 2002 and September 2001, respectively. We have also entered into employment agreements with a few of our other key employees, but as a general matter we do not enter into employment agreements with our officers or employees.

   Future recruitment and retention of management personnel and qualified scientific personnel is also critical to our success. We cannot assure you that we will successfully attract and retain sufficient numbers of qualified personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced management personnel and scientists. If we cannot attract and retain a sufficient number of qualified personnel or if a significant number of our key employees depart, our drug development efforts and the timing and success of our clinical trials may be materially and adversely affected. Even if we do hire and retain a sufficient number of qualified employees, the expense necessary to compensate them may adversely affect our operating results. In addition, we rely on scientific advisors and other consultants to assist us in formulating our research and development strategy. These consultants are employed by other parties and may have commitments to, or advisory or consulting agreements with, other entities, which may limit their availability to us.

Future sales of common stock by our existing stockholders or key management could adversely affect our stock price.

   As of July 16, 2001, approximately 17,380,000 shares of our common stock were outstanding. Once the registration statement of which this prospectus is a part becomes effective, approximately 17,306,000 of the currently outstanding shares will be freely transferable without restriction or further registration under the Securities Act. The remainder of our outstanding shares are "restricted securities" which may be sold subject to the applicable limitations of Rule 144. In addition, as of July 16, 2001, options, warrants and other convertible securities convertible or exercisable into approximately 2,444,000 shares of common stock were outstanding and we had reserved an additional 1,233,000 shares of common stock under our stock option plans and employee stock purchase plan. The market price of our common stock could decline as a result of sales by our existing stockholders or key management of shares of common stock in the market, or the perception that these sales could occur. A reduction in the price of our common stock could reduce the value of your investment in us and impair our ability to raise capital through the sale of additional equity securities.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares covered by this prospectus to the selling stockholders in a private placement transaction. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

   The following table sets forth information known to us with respect to beneficial ownership of our common stock as of July 16, 2001 by each selling stockholder. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The following table assumes that the selling stockholders sell all of the shares registered for sale under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. Except as set forth in the footnotes below, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years.

   In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the individual has sole or shared voting power or investment power, as well as any shares of common stock subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days after July 16, 2001. We do not consider these shares underlying options, warrants and other derivative securities outstanding in computing the percentage ownership of any other person, however. To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as otherwise indicated in the footnotes below. The percentages of shares owned in the following table are based on 17,379,742 shares of our common stock outstanding, giving effect to the sale of 1,395,609 shares to the selling stockholders in the private placement.

                            Shares Beneficially Owned                     Shares Beneficially Owned
                                Prior to Offering                              After Offering
                            ---------------------------- Number of Shares ----------------------------
Name                           Number        Percent      Being Offered      Number        Percent
----                        -------------- ------------- ---------------- -------------- -------------
AspenTree Capital(1)......           2,548           *         1,000               1,548           *
Baker-Biotech Fund I, LP..         321,800          1.9%      35,000             286,800          1.7%
Baker Bros II, LLC........         150,000           *       150,000                   0          --
Baker/Tisch Investments
 LLC......................         264,000          1.5       35,000             229,000          1.3
Bermuda Trust Co. Ltd. as
 Trustee for
 Tang Family Trust (TFT
 74)......................          40,000           *        40,000                   0          --
Bermuda Trust (New
 Zealand) as Trustee for
 Oscar L. Tang Family Trust
 (UC 4300)................          36,000           *        36,000                   0          --
Biotech Value Plus Ltd. ..          90,909           *        90,909                   0          --
Black Rock Small Cap
 Growth Fund..............         225,000          1.3      225,000                   0          --
Robert R. Bonczek(2)......         154,861           *         1,000             153,861           *
DWS Investment GmbH.......         908,600          5.2      400,000             508,600          2.9
M. Nixon Ellis, Ph.D.(3)..          43,382           *         1,000              42,382           *
FBB Associates............          40,000           *        20,000              20,000           *

                          Shares Beneficially Owned                    Shares Beneficially Owned
                              Prior to Offering                             After Offering
                          ----------------------------Number of Shares ----------------------------
Name                         Number        Percent     Being Offered      Number        Percent
----                      -------------- ----------------------------- -------------- -------------
Green Line Mutual
 Funds--Green Line
 Health Sciences Fund...         162,000           *       29,000             133,000           *
Jeffrey M. Lipton(4)....         210,795          1.2       4,000             206,795          1.2
MPM Bio Equities Master
 Fund, LP...............         135,000           *      135,000                   0          --
Manufacturers Investment
 Trust--Health Sciences
 Trust..................           1,900           *        1,400                 500           *
North American Funds
 Variable Product Series
 1--North American--T.
 Rowe Price Health
 Sciences Fund..........           9,700           *        1,900               7,800           *
T. Rowe Price Health
 Sciences Fund, Inc. ...         399,000          2.3      74,100             324,900          1.9
T. Rowe Price Health
 Sciences Portfolio,
 Inc. ..................           1,650           *          300               1,350           *
T. Rowe Price New
 Horizons Fund, Inc. ...         469,700          2.7     100,000             369,700          2.1
The Tang Fund...........          15,000           *       15,000                   0          --

--------
 * Represents less than one percent.
(1) Mr. Bonczek, our Chief Financial Officer and General Counsel, is the President of AspenTree Capital, a corporation in which he owns approximately a 49% equity interest. AspenTree Capital has no affiliation with Trimeris.
(2) Mr. Bonczek was named our Chief Financial Officer in March 2000 and General Counsel in April 2000. From September 1999 through March 2000, Mr. Bonczek was Acting Chief Financial Officer and Acting Chief Administrative Officer. Includes 134,361 shares that Mr. Bonczek may acquire pursuant to stock options exercisable within 60 days after July 16, 2001.
(3) Dr. Ellis was named Executive Vice President and Chief Business Officer in March 2000. Includes 40,520 shares that Dr. Ellis may acquire pursuant to stock options exercisable within 60 days after July 16, 2001.
(4) Mr. Lipton has been a director of Trimeris since June 1998 and has been Chairman of the Board since June 1999. Includes 57,500 shares that Mr. Lipton may acquire pursuant to stock options exercisable within 60 days after July 16, 2001. Includes the following shares as to which Mr. Lipton disclaims beneficial ownership: 7,890 shares beneficially owned by Shelley Lipton, Mr. Lipton's wife, 270 shares beneficially owned by Caroline Dickens, Mr. Lipton's niece who shares Mr. Lipton's house and 380 shares beneficially owned by Caroline Dickens Trust, for which Caroline Dickens, Mr. Lipton's niece who shares Mr. Lipton's house, is the sole beneficiary and Shelley Lipton, Mr. Lipton's wife, is the sole trustee.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, one or more exchanges, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

  . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  . purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

  . an exchange distribution in accordance with the rules of an exchange,

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers,

  . put or call option transactions relating to the shares or through short sales of shares, and

  . privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

  . the name of each selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which the shares were sold,

  . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

  . that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

   From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee, pledgee, transferee or assignee intends to sell more than 500 shares, we will file a supplement to this prospectus.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

   In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the date on which the shares may be resold by non-affiliates of Trimeris without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered will be passed upon for us by Wilmer, Cutler & Pickering, Washington D.C. A partner of Wilmer, Cutler & Pickering beneficially owns 9,804 shares of our common stock.

                                    EXPERTS

   The financial statements of Trimeris, Inc. as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 and for the cumulative period from the date of inception to December 31, 2000 have been incorporated herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

   As discussed in Note 1 to the financial statements, the Company has restated its 1998 statements of operations, stockholders' equity, and cash flows, and its 1999 financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

  Public Reference Room     North East Regional      Midwest Regional Office
 450 Fifth Street, N.W.           Office             500 West Madison Street
        Room 1024          7 World Trade Center            Suite 1400
 Washington, D.C. 20549         Suite 1300           Chicago, Illinois 60661
                         New York, New York 10048

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Trimeris, who file electronically with the SEC. The address of that site is www.sec.gov.

   This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Trimeris, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Trimeris and its finances.


 TRIMERIS SEC FILINGS (File
        No. 0-23155)                                PERIOD
 --------------------------    ------------------------------------------------
Annual Reports on Forms 10-K
 and 10-K/A                    Fiscal year ended December 31, 2000
Quarterly Report on Form 10-Q  Quarterly period ended March 31, 2001
Current Reports on Form 8-K    Filed on May 8, 2001, May 11, 2001, and May 11,
                               2001
The description of Trimeris
common stock as set forth in
its Registration Statement on
Form 8-A                       Filed on October 1, 1997


   All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request a copy of any or all of the foregoing documents incorporated by reference in this prospectus, except for exhibits to these documents, unless the exhibits are specifically incorporated by reference into any such document. You should direct your requests for such documents to:
Investor Relations at Trimeris, Inc., 4727 University Drive, Suite 100, Durham, North Carolina 27707 or by telephone at (919) 419-6050.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.






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                               1,395,609 SHARES


                                    [LOGO]


                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS

                              ------------------

                                      , 2001


-------------------------------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Trimeris, Inc. (the "Registrant" or the "Company"). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

     SEC Registration Fee............................................. $ 13,342
     Transfer agent's fees and expenses...............................    5,000
     Legal fees and expenses..........................................  200,000
     Printing fees and expenses.......................................   10,000
     Accounting fees and expenses.....................................   50,000
     Miscellaneous expenses...........................................   11,658
                                                                       --------
       Total.......................................................... $290,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

   The Company's Fourth Amended and Restated Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware law, (iv) for any transaction for which the director derives an improper personal benefit or (v) acts or omissions occurring prior to the date of these provisions. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek equitable relief, such as an injunction or recession, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Fourth Amended and Restated Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by DGCL.

   The Company's bylaws provide that the Company shall indemnify its directors and executive officers to the fullest extent permitted by the DGCL. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the DGCL.

   The Company has entered into indemnification agreements with each of its directors and executive officers. Generally, these indemnification agreements provide the maximum protection available under DGCL, as it may be amended from time to time. Under these indemnification agreements, however, individuals do not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

Item 16. Exhibits

   The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Not withstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that clauses
  (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
  Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, County of Durham, State of North Carolina on this 24th day of July, 2001.


                                          Trimeris, Inc.

                                                 /s/ Dani P. Bolognesi
                                          By: _________________________________
                                                  Dani P. Bolognesi, Ph.D.
                                             Chief Executive Officer and Chief
                                                     Scientific Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Dani P. Bolognesi          Chief Executive Officer       July 24, 2001
______________________________________  (principal executive
       Dani P. Bolognesi, Ph.D.         officer), Chief
                                        Scientific Officer and
                                        Director

                  *                    Chief Financial Officer       July 24, 2001
______________________________________  and General Counsel
          Robert R. Bonczek             (principal financial
                                        officer)

                  *                    Director of Finance and       July 24, 2001
______________________________________  Administration and
          Timothy J. Creech             Secretary (principal
                                        accounting officer)

                  *                    Chairman of the Board of      July 24, 2001
______________________________________  Directors
          Jeffrey M. Lipton

                  *                    Director                      July 24, 2001
______________________________________
         E. Gary Cook, Ph.D.

                  *                    Director                      July 24, 2001
______________________________________
       Charles A. Sanders, M.D.

                  *                    Director                      July 24, 2001
______________________________________
        J. Richard Crout, M.D.


      /s/ Dani P. Bolognesi
* By: ___________________________
    Dani P. Bolognesi, Ph.D.
        Attorney-in-Fact

                                 Exhibit Index

 Exhibit
 Number                              Description
 -------                             -----------
  4.1*   Specimen certificate for shares of Common Stock

  4.2*   Description of Capital Stock

  5.1*** Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered

 10.1** Form of Purchase Agreement by and among Trimeris, Inc. and the purchasers set forth on the signature pages thereto.

 23.1*** Consent of Wilmer, Cutler & Pickering (included in Exhibit 5)

 23.2    Consent of KPMG LLP

 24 *** Power of attorney (included on signature pages of this registration statement)

--------
* Incorporated by reference to Trimeris' Registration Statement on Form S-1, as amended (File No. 333-31109).
** Incorporated by reference to Trimeris' Current Report on Form 8-K dated May
   11, 2001.
*** Previously filed.

   All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and Notes thereto.